---------------------------------------------------------------------

       SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                         -----------------------

             FORM 11-K
(Mark One)
    X   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

               For the year ended December 31, 1998

                              OR

   ---  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
        THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from
          to                             ---------------------------
            --------------------.


                  Commission file number 1-9759


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


          SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
         OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
                UNITED STEELWORKERS OF AMERICA
                    AT CARLSBAD, NEW MEXICO


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         IMC GLOBAL INC.
         2100 Sanders Road, Northbrook, Illinois 60062


---------------------------------------------------------------------

          Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented By
   United Steelworkers of America at Carlsbad, New Mexico

                          Financial Statements
                       and Supplemental Schedules


                    Year ended December 31, 1998 and
                   six months ended December 31, 1997



                            Contents
                            --------

Report of Independent Auditors                                        1


Financial Statements

Statements of Assets Available for Benefits, With Fund Information    2

Statements of Changes in Assets Available for Benefits, With Fund
Information                                                           4

Notes to Financial Statements                                         6



Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes           16

Line 27b - Schedule of Loans or Fixed Income Obligations             17

Line 27d - Schedule of Reportable Transactions                       18

                        Report of Independent Auditors

Plan Administrator
Salary Reduction Plan for Hourly Employees of
 IMC Global Operations Inc. Represented by
 United Steelworkers of America at Carlsbad, New Mexico

We have audited the accompanying statements of assets available for benefits of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico as of December 31, 1998 and 1997, and the related statements of changes in assets available for benefits for the year ended December 31, 1998 and the six months ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for benefits for the year ended December 31, 1998 and the six months ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Chicago, Illinois                                  Ernst & Young, LLP
May 7, 1999

                                                                                                                    EIN 36-3513204
                                                                                                                         Plan #019
                                            Salary Reduction Plan for Hourly Employees
                                           of IMC Global Operations Inc. Represented By
                                     United Steelworkers of America at Carlsbad, New Mexico

                               Statement of Assets Available for Benefits, With Fund Information

                                                       December 31, 1998

                                                                                 Fund Information
                                                    ------------------------------------------------------------------------------
                                                    Company     Fixed                               Bond
                                                     Stock      Income    Balanced   Equity        Index       Growth      Loan
                                          Total       Fund       Fund       Fund      Fund          Fund        Fund       Fund
                                       -------------------------------------------------------------------------------------------
Investments, at fair value:
 Master trust funds:
  Interest in IMC Global Stock Fund    $  173,633   $173,633   $      -   $      - $        -    $        -   $      -   $      -
  Interest in IMC Global Fixed
    Income Fund                           300,220          -    300,220          -          -             -          -          -
 Mutual funds:
  Vanguard Wellington Fund, Inc.          308,562          -          -    308,562          -             -          -          -
  Fidelity Equity-Income Fund, Inc.       611,011          -          -          -    611,011             -          -          -
  Vanguard Fixed Income Fund            1,465,329          -          -          -          -     1,465,329          -          -
  Fidelity Magellan Fund, Inc.            173,028          -          -          -          -             -    173,028          -
 Loans to participants                    116,982          -          -          -          -             -          -    116,982
                                       ------------------------------------------------------------------------------------------
Total investments                       3,148,765    173,633    300,220    308,562    611,011     1,465,329    173,028    116,982

Receivables:
 Participant contributions                 15,247        900      2,198      2,549      3,860         4,461      1,279          -
 Company contributions                      4,005        197        636        615        963         1,297        297          -
 Accrued interest and dividends             7,031          -          -          -          -         7,031          -          -
                                       ------------------------------------------------------------------------------------------
Total receivables                          26,283      1,097      2,834      3,164      4,823        12,789      1,576          -
                                       ------------------------------------------------------------------------------------------
Assets available for benefits          $3,175,048   $174,730   $303,054   $311,726   $615,834    $1,478,118   $174,604   $116,982
                                       ==========================================================================================

See accompanying notes.

</TABLE



                                                                                                                    EIN 36-3513204
                                                                                                                         Plan #019
                                         Salary Reduction Plan for Hourly Employees
                                        of IMC Global Operations Inc. Represented By
                                   United Steelworkers of America at Carlsbad, New Mexico

                             Statement of Assets Available for Benefits, With Fund Information

                                                   December 31, 1997
                                                                          Fund Information
                                        -----------------------------------------------------------------------------
                                                         Fixed                                   Bond
                                                        Income      Balanced      Equity        Index          Loan
                                           Total         Fund         Fund         Fund          Fund          Fund
                                        -----------------------------------------------------------------------------
Investments, at fair value:
 Mutual funds:
  Vanguard Wellington Fund, Inc.        $  291,802     $      -     $291,802     $      -     $        -     $      -
  Fidelity Equity-Income Fund, Inc.        588,425            -            -      588,425              -            -
  Vanguard Fixed Income Fund             1,387,699            -            -            -      1,387,699            -
 Master trust fund:
  Interest in IMC Global Fixed Fund        287,221      287,221            -            -              -            -
 Loans to participants                     143,280            -            -            -              -      143,280
                                        -----------------------------------------------------------------------------
Total investments                        2,698,427      287,221      291,802      588,425      1,387,699      143,280
Accrued interest and dividends               7,081            -            -            -          7,081            -
                                        -----------------------------------------------------------------------------
Assets available for benefits           $2,705,508     $287,221     $291,802     $588,425     $1,394,780     $143,280
                                        =============================================================================
See accompanying notes.


</TABLE


                                                                                                   EIN 36-3513204
                                                                                                        Plan #019

                                       Salary Reduction Plan for Hourly Employees
                                      of IMC Global Operations Inc. Represented By
                                 United Steelworkers of America at Carlsbad, New Mexico

                                 Statement of Changes in Assets Available for Benefits,
                                                  With Fund Information

                                              Year ended December 31, 1998
                                                                          Fund Information
                                               ---------------------------------------------------------------------
                                               Company   Fixed                            Bond
                                                Stock    Income   Balanced   Equity      Index     Growth     Loan
                                      Total      Fund     Fund      Fund      Fund        Fund      Fund      Fund
                                    --------------------------------------------------------------------------------
Investment income:
  Interest and dividends            $115,927   $     -  $      -  $ 10,999  $  9,263   $  83,974  $    729  $ 10,962
  Net realized and unrealized
   appreciation in fair value
   of investments                    163,073         -         -    22,381    55,195      61,944    23,553         -
  Income (loss) from master
   trust funds                           650   (16,972)   17,622         -         -           -         -         -
                                  ----------------------------------------------------------------------------------
Total investment income              279,650   (16,972)   17,622    33,380    64,458     145,918    24,282    10,962

Contributions:
  Participants                       383,369    15,107    56,692    61,275   114,801     114,436    21,058         -
  Company                            101,370     3,749    16,581    15,310    27,447      33,245     5,038         -
                                  ----------------------------------------------------------------------------------
Total contributions                  484,739    18,856    73,273    76,585   142,248     147,681    26,096         -
Transfers to other plans             (43,928)        -   (12,754)  (16,494)   (9,052)          -         -    (5,628)
Distributions                       (250,921)     (376)  (89,623)  (10,873)  (18,350)   (128,163)        -    (3,536)
Transfers of investment direction          -   173,222    27,315   (62,674) (151,895)    (82,098)  124,226   (28,096)
                                  ----------------------------------------------------------------------------------


Net increase (decrease) in assets
 available for benefits              469,540   174,730    15,833    19,924    27,409      83,338   174,604   (26,298)
Assets available for benefits -
 Beginning of year                 2,705,508         -   287,221   291,802   588,425   1,394,780         -   143,280
                                  ----------------------------------------------------------------------------------
Assets available for benefits -
 End of year                      $3,175,048  $174,730  $303,054  $311,726  $615,834  $1,478,118  $174,604  $116,982
                                  ==================================================================================

See accompanying notes.
</TABLE


                                                                                                                  EIN 36-3513204
                                                                                                                       Plan #019
                                             Salary Reduction Plan for Hourly Employees
                                            of IMC Global Operations Inc. Represented By
                                      United Steelworkers of America at Carlsbad, New Mexico

                                      Statement of Changes in Assets Available for Benefits,
                                                       With Fund Information
                                                Six months ended December 31, 1997
                                              Fixed                               Bond
                                              Income    Balanced    Equity       Index       Loan
                                   Total       Fund       Fund       Fund         Fund       Fund
                                 ------------------------------------------------------------------
Investment income:
  Interest and dividends         $  59,101   $      -   $  6,599   $  4,371   $   41,020   $  7,111
  Net realized and unrealized
 appreciation in fair value        107,229          -     19,200     44,759       43,270          -
  Income from master trust fund      9,268      9,268          -          -            -          -
                                -------------------------------------------------------------------
Total investment income            175,598      9,268     25,799     49,130       84,290      7,111
Contributions:
  Participants                     199,172     40,068     27,739     68,808       62,557          -
  Company                           43,351      6,620      6,830     13,146       16,755          -
                                -------------------------------------------------------------------
Total contributions                242,523     46,688     34,569     81,954       79,312          -
Transfers to other plans            (4,647)         -          -          -       (4,647)         -
Distributions                     (115,717)    (2,062)   (67,459)   (29,569)     (16,066)      (561)
Transfers of investment direction        -    (43,478)    34,535     59,097      (51,689)     1,535
                                -------------------------------------------------------------------
Net increase in assets
 available for benefits            297,757     10,416     27,444    160,612       91,200      8,085
Assets available for benefits -
 Beginning of period             2,407,751    276,805    264,358    427,813    1,303,580    135,195
                                -------------------------------------------------------------------
Assets available for benefits -
 End of period                  $2,705,508   $287,221   $291,802   $588,425   $1,394,780   $143,280
                                ===================================================================
See accompanying notes.
</TABLE

                                                                EIN 36-3513204
                                                                     Plan #019

              Salary Reduction Plan for Hourly Employees
             of IMC Global Operations Inc. Represented By
        United Steelworkers of America at Carlsbad, New Mexico

                    Notes to Financial Statements

                   Year ended December 31, 1998 and
                  six months ended December 31, 1997


1.  Description of the Plan

    The following description of the Salary Reduction Plan for Hourly
    Employees of IMC Global Operations Inc. Represented by United
    Steelworkers of America at Carlsbad, New Mexico (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General

    The Plan was established on July 1, 1983, and was amended and restated on January 1, 1998. Hourly employees at Carlsbad, New
    Mexico, operations of IMC Global Operations Inc. (the Company) represented by the United Steelworkers of America are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
    (ERISA).

    The Company changed its year-end from June 30 to December 31 during calendar 1997. As a result of that change, the Plan has also changed its year-end. These financial statements reflect activity for the year ended December 31, 1998, and for a six-month period ended December 31, 1997.

    Contributions

    The Plan is funded by contributions, known as salary reduction contributions, from participants in the form of payroll deductions of $5 to $346 each pay period, but not to exceed 25% of the participant's compensation within the meaning of section 415 of the Internal Revenue Code (the IRC). The Plan provides a qualified cash and deferred arrangement within the meaning of section 401(k)


    of the IRC; such contributions were subject to the calendar year maximum of $10,000 in 1998 and $9,500 in 1997. Effective July 1,
    1997, the Company contributes an amount equal to 35% of a participant's eligible contributions, up to 6% of a participant's base monthly salary. With the consent of the Plan administrator, amounts may be rolled over from other qualified plans.

    Participant Accounts

    Separate accounts are maintained for each participant. Each participant's account balance is adjusted for contributions, withdrawals, if any, interest, dividends, and net realized and unrealized gains or losses daily.

    Administrative Expenses

    Certain administrative expenses of the Plan are borne by the Company.

    Investment Programs

    The Plan's investments are administered by Marshall & Ilsley Trust
    Company under a trust agreement dated January 1, 1996. Investment programs available to participants are as follows:

    Company Stock Fund - Assets are invested in shares of the IMC
    Global Stock Fund, a pooled fund shared only by other IMC Global
    Operations Inc. 401(k) plans, which invests in the common stock of IMC Global Inc.

    Fixed Income Fund - Assets are invested in shares of IMC Global
    Fixed Income Fund, a pooled fund shared only by other IMC Global
    Operations Inc. 401(k) plans, in guaranteed investment contracts
    (GICs), the Marshall Money Market Fund, the LaSalle National Trust,
    N.A. Income Plus Fund and the M&I Stable Principal Fund.  The
    December 31, 1998 holdings are described below:

        a. Contract with CDC Investment Management Corp. with a guaranteed interest rate of 7.5% through June 30, 2000.

        b. Annuity contract with National Westminster Bank Group with a guaranteed interest rate of 6.73%.

        c. Contract with RaboBank Alternative with a guaranteed interest rate of 6.17% through March 15, 2001.


        d. Contract with Government Plus Synthetic with an open maturity and average interest rate of 6.77%.

        e. Contract with Ohio National with a guaranteed interest rate of 6.25% through July 16, 2003.

        f. Contract with Sunamerica Life Synthetic with a guaranteed interest rate of 6.053% through July 27, 2003.

        g. Contract with Connecticut General Life with a guaranteed interest rate of 5.35% through September 30, 2003.

        i.  Marshall Money Market Fund

        h. Contract with General American Synthetic with an open maturity and an average interest rate of 5.63%.

        j. The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities, and registered first-tier money market mutual funds.

        Balanced Fund - Assets are invested in shares of the Vanguard
        Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60%-70% common stocks and 30%-40% bonds.

        Equity Fund - Assets are invested in shares of the Fidelity
        Equity-Income Fund, Inc., a mutual fund which invests at least
        65% of its assets in income-producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

        Bond Index Fund - Assets are invested in shares of the Vanguard
        Fixed Income Fund, a pooled fund which invests primarily in a portfolio of securities issued as direct obligations of the U.S. Treasury.

        Growth Fund - Assets are invested in shares of the Fidelity
        Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign, and multinational issuers.

        Loan Fund - Loans made to participants as described below.


    Participants elect their desired investment program upon joining the Plan. Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

    Vesting

    Participants are immediately and nonforfeitably vested in their accounts.

    Withdrawals

    Participants may withdraw their interest in the Plan upon termination of employment. Under certain conditions of financial hardship, participants may withdraw funds, subject to prior approval of the Employee Benefits Committee, but their participation in the Plan will be suspended for at least one year.
    Full withdrawals are available after age 59 1/2 or in the event of total and permanent disability.

    Deferred Distributions

    Participants who terminate their employment and have an account balance in excess of $5,000 may elect (at any time prior to age 65) to defer receipt of distribution until no later than their 70th birthday.

    Loans to Participants

    Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income, gains, and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by weekly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.


2.  Summary of Significant Accounting Policies

    Investment Valuation

    All investments with the exception of guaranteed investment contracts are carried at fair value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of the mutual funds, the IMC Global Company Stock Fund the IMC Global Fixed
    Income Fund, the LaSalle National Trust, N.A. Income Plus Fund, and the M&I Stable Principal Fund is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value.
    Guaranteed investment contracts are carried at contract value.

    Income Recognition

    Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

    Contributions

    Participant contributions are recorded each pay period as withheld by the Company. Contributions by the Company are made monthly based on the minimum contribution required by the Plan.

    Participant Withdrawals

    Withdrawals are recorded when payments are made to participants.
    Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at December 31, 1997 or 1998.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


3.  Investment in Master Trusts

    Assets of the Company Stock Fund and the Fixed Income Fund are invested in shares of the IMC-Global pooled funds shared by other
    IMC Global Operations Inc. 401(k) plans.  The Plan held a .8% and
    .5% interest, respectively, in the IMC-Global Stock Fund and the IMC-Global Fixed Income Fund at December 31, 1998 (0% and .8%, respectively, at December 31, 1997).

    The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

    The assets of pooled funds as of December 31, 1998, were as follows:


                                                          IMC Global
                                          IMC Global     Fixed Income
                                          Stock Fund         Fund
                                         ----------------------------
    IMC Global Inc. common stock         $19,945,932     $         -
    M&I Stable Principal Fund                      -      25,300,570
    Guaranteed Investment Contracts:
      CDC Investment Management Corp.              -       6,028,752
      Rabobank Alternative                         -       3,135,194
      National Westminster Bank Group              -       2,729,535
      Government Plus Synthetic                    -       5,690,822
      Ohio National                                -       3,084,891
      Sunamerica Life Synthetic                    -       3,501,766
      Connecticut General Life                     -       2,532,191
      General American Synthetic                   -       2,529,671
    Marshall Money Market Fund               576,545         519,225
    Accrued interest and dividends             3,147         129,668
                                         ---------------------------
    Net assets                           $20,525,624     $55,182,285
                                         ===========================


    The assets of the pooled funds as of December 31, 1997, were as follows:

                                                            IMC Global
                                              IMC Global   Fixed Income
                                              Stock Fund       Fund
                                             --------------------------
    IMC Global Inc. common stock             $17,877,734   $         -
    M&I Stable Principal Fund                          -     6,350,000
    LaSalle National Trust, N.A. Income Plus Fund           11,108,430
    Guaranteed Investment Contracts:
      Commonwealth Life Insurance Company                    7,663,894
      CDC Investment Management Corp.                  -     6,028,752
      Rabobank Alternative                             -     4,210,872
      National Westminster Bank Group                  -     5,021,562
    Marshall Money Market Fund                   328,941       413,494
    Pending transactions                         169,783        (8,960)
    Accrued interest and dividends                 3,147        74,718
                                             -------------------------
    Net assets                               $18,379,605   $40,862,762
                                             =========================

    Changes in the pool balances for the year ended December 31, 1998, are summarized as follows:

                                                           IMC Global
                                              IMC Global  Fixed Income
                                              Stock Fund      Fund
                                             -------------------------
    Additions
    Interest and dividend income             $   234,583  $ 3,132,655
    Net realized and unrealized
     appreciation (depreciation) in
     fair value of investments                (5,948,352)     321,606
    Contributions and transfers
     from other plans                         31,572,913   58,592,605
                                             ------------------------
                                              25,859,144   62,046,866



    Deductions
    Benefits paid                             23,713,125   47,702,409
    Investment expenses                                -       24,934
                                             ------------------------
                                              23,713,125   47,727,343
                                             ------------------------
    Net increase in assets                     2,146,019   14,319,523
    Net assets, beginning of year             18,379,605   40,862,762
                                             ------------------------
    Net assets, end of year                  $20,525,624  $55,182,285
                                             ========================


    Changes in the pooled balances for the six-month period from July 1 through December 31, 1997, are summarized as follows:

                                                           IMC-Global
                                             IMC-Global   Fixed Income
                                             Stock Fund       Fund
                                            --------------------------
    Additions
    Interest and dividend income            $    90,025   $ 1,435,343
    Net realized and unrealized
     depreciation in fair value of
     investments                               (192,978)            -
    Contributions and transfers from
     other plans                             21,820,601    16,311,567
                                            -------------------------
                                             21,717,648    17,746,910

    Deductions
    Benefits paid                            15,831,603    20,574,625
    Investment expenses                               -        55,306
                                            -------------------------
                                             15,831,603    20,629,931
                                            -------------------------
    Net increase (decrease) in assets         5,886,045    (2,883,021)
    Net assets, beginning of period          12,493,560    43,745,783
                                            -------------------------
    Net assets, end of period               $18,379,605   $40,862,762
                                            =========================


4.  Significant Investments

    Investments that represent 5% or more of assets available for benefits at December 31, 1998 and December 31, 1997, were as follows:

                                                December 31
                                            1998           1997
                                         -------------------------
    Vanguard Wellington Fund, Inc.       $  308,562     $  291,802
    Fidelity Equity-Income Fund, Inc.       611,011        588,425
    Vanguard Fixed Income Fund            1,465,329      1,387,699
    Fidelity Magellan Fund, Inc.            173,028              -
    Loans to participants                         -        143,280

5.  Federal Income Tax Status

    The Internal Revenue Service ruled on September 11, 1995, that the Plan qualified under section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.  Year 2000 Issue (Unaudited)

    The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

    For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Company, or its service providers is not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

        Supplemental Schedules


                                                                                           EIN 36-3513204
                                                                                                Plan #019


                 Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc.
                  Represented By United Steelworkers of America at Carlsbad, New Mexico

                        Line 27a - Schedule of Assets Held for Investment Purposes

                                           December 31, 1998

                                                                       Number of                 Current
Identity of Issuer                             Description               Shares       Cost        Value
---------------------------------------------------------------------------------------------------------
Marshall and Ilsley Trust Company*    Vanguard Wellington Fund, Inc.      10,513   $  297,539  $  308,562
                                      Fidelity Equity-Income Fund, Inc.   10,999      528,397     611,011
                                      Vanguard Fixed Income Fund         131,538    1,380,646   1,465,329
                                      Fidelity Magellan Fund, Inc.         1,432      153,195     173,028
Loans to participants (7.125%-10.5%)                                           -            -     116,982
                                                                                   ----------------------
                                                                                   $2,359,777  $2,674,912
                                                                                   ======================

*Indicates party in interest to the Plan.



                                                                                           EIN 36-3513204
                                                                                                Plan #019

                Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc.
                 Represented By United Steelworkers of America at Carlsbad, New Mexico

                       Line 27b - Schedule of Loans or Fixed Income Obligations

                                      Year ended December 31, 1998


                       Principal
Identity of               and
   Party               Interest
 (Social     Original    Paid                                                            Collateral
 Security      Loan   During the    Loan     Maturity   Default    Interest   ----------------------------
  Number)     Amount     Year    Issue Date    Date       Date       Rate            Type            Value
----------------------------------------------------------------------------------------------------------
585-92-8503   $  900     $  -     12/3/97    12/1/99    12/21/98     8.50%    Participant Account   $1,853
585-94-7855    2,665      557     3/31/95    2/26/00    12/21/98    10.00     Participant Account    7,179



                                                                                           EIN 36-3513204
                                                                                                Plan #019


                  Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc.
                   Represented By United Steelworkers of America at Carlsbad, New Mexico

                               Line 27d - Schedule of Reportable Transactions

                                         Year ended December 31, 1998

                                                                                                     Current
                                                                                                     Value of
                                                                                                     Asset on
                                                                    Purchase     Selling     Cost   Transaction  Net
Identity of Party Involved              Description of Assets         Price       Price    of Asset    Date     Gain
---------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of securities transactions in excess of 5% of plan assets
---------------------------------------------------------------------------------

Marshall and Ilsley Trust Company  Vanguard Wellington Fund, Inc.   $149,676    $      -  $149,676  $149,676 $      -
                                                                           -     138,804   104,606   138,804   34,198
                                   Fidelity Equity-Income Fund, Inc. 246,788           -   246,788   246,788        -
                                                                           -     270,343   213,434   270,343   56,909
                                   Vanguard Fixed Income Fund        287,323           -   287,323   287,323        -
                                                                           -     271,637   260,469   271,637   11,168
                                   Fidelity Magellan Fund, Inc.      192,027           -   192,027   192,027        -
                                                                           -      42,553    38,832    42,553    3,721

There were no category (i), (ii), or (iv) reportable transactions.


                              SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

              Salary Reduction Plan for Hourly Employees of
                IMC Global Operations Inc. Represented by
         United Steelworkers of America at Carlsbad, New Mexico


                                     /s/ J. Bradford James
                          -------------------------------------------
                          J. Bradford James
                          Chairman of the Employee Benefits Committee

Date: June 29, 1999

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

      Signature                     Title                   Date
----------------------------------------------------------------------

/s/ J. Bradford James       Senior Vice President        June 29, 1999
-------------------------   and Chief Financial
J. Bradford James           Officer


/s/ B. Russell Lockridge    Senior Vice President,       June 29, 1999
-------------------------   Human Resources
B. Russell Lockridge


/s/ E. Paul Dunn            Vice President and           June 29, 1999
-------------------------   Treasurer
E. Paul Dunn


/s/ Robert E. Fowler, Jr.   Chairman and                 June 29, 1999
-------------------------   Chief Executive Officer
Robert E. Fowler, Jr.